Exhibit 99.1

company statement

14 July 2004	James Hardie Industries NV Media enquiries please contact: Julie Sheather on Tel: 61 2 8274 5206 Mob: 0409 514 643 or Steve Ashe on Tel: 61 2 8274 5246 Mob: 0408 164 011

James Hardie statement on funding
future asbestos claims

The Board of James Hardie announced today that it would recommend that shareholders approve the provision of additional funding to enable an effective statutory scheme to be established to compensate all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies.

A submission that discusses these issues in response to Term of Reference Four of the Special Commission of Inquiry into the Medical Research and Compensation Foundation (MRCF) will be provided to the Commission later today.

The submission contains a number of principles proposed by JHI NV for a future scheme for consideration by the Commissioner. These principles, which are consistent with existing compensation schemes and established principles of tort reform in NSW, include:

•	speedy, fair and equitable compensation for all existing and future claimants, including objective criteria to reduce superimposed (judicial) inflation;

•	determination of contributions to be made in a manner which provides certainty to:

•	claimants as to their entitlement

•	the scheme administrator as to the amount available for distribution; and

•	the contributors as to the ultimate amount of their contribution to the scheme;

•	significant reduction in legal costs via the removal of requirements for litigation;

•	limitation of legal avenues outside of the scheme.

While this submission will remain confidential until noon July 28 under the confidentiality orders of the Commission, the company confirms it is willing to contribute to a resolution in the best interests of all parties, including current and future asbestos claimants against the MRCF, James Hardie shareholders and other constituents. The submission continues to affirm the company’s legal position and will put forward detailed arguments in response to the contentions raised in Counsel Assisting the Inquiry’s Issues Paper.

The Board is deeply concerned that asbestos related claims are now projected to be far in excess of amounts anticipated at the time of establishment of the MRCF. Subject to the Inquiry’s findings James Hardie is hopeful of being able to contribute to an effective statutory scheme that provides resolution for claimants and shareholders.

End.

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

Julie Sheather – Vice President, Public Affairs
Telephone: 61 2 8274 5206
Mobile: 0409 514 643
Email: julie.sheather@jameshardie.com.au

Or

Chris Falvey – Corporate Affairs Adviser
Telephone: 61 2 8274 5304
Mobile: 0414 359 235
Email: chris.falvey@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

Company statements can contain forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project, “ “predict, “ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie statement on funding future asbestos claims